EXCLUSIVE LICENSE AGREEMENT

This agreement is made and entered into between EPIC Medicor Corp, a Colorado Corporationt, whose address is 109 E. 17th Street, Suite 4378, Cheyenne, Wy 82001 (**Licensee),** and RX Healthcare Systems, Inc., a Colorado corporation (hereinafter called **Licensor**) having its principal office at 1623 Tradewinds Lane, Newport Beach, CA, 92660.

RECITALS

A. **Licensor** has the right to grant an exclusive sub-license to North America and the manufacture of insoles made with AcuFAB which are use in shoes or outside of shoes and the other rights defined herein (all being referred to herein as the "Licensed Rights").

B. The **Licensor** has acquired the Exclusive Rights to all AcuFAB products in North America.

CONSIDERATION

In consideration of the above recitals, the mutual promises of the parties, and the following terms and conditions; IT IS AGREED:

TERMS AND CONDITIONS

Article I - Definitions

For the purpose of this agreement, the following definitions shall apply:

1. **Licensed Rights:** Shall mean:

    a. United States Design Patent was registered with a Registration Number D701701, for an industrial and Medicat Textile filed on April 1, 2014, inventor Ronald Tucker (the "Design Patent").

    b. United States Trade Names and Trade Marks. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012 by Ronald Tucker.

    c. Any and all additional trade names and trade marks applied for in the United States by **Licensor** relating to the products made from the Industrial and Medical Textile.

    d. Any other design or utility patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom. The Confidentiality Agreement between Highland Industries, Inc,, and Integre-Med, LLC., dated December 17, 2010, and the pattern wheels for fabricating the fabric in the possession of Highland Industries. Inc.

    e. The right to fabricate the Industrial and Medical Textile, subject to the design patent 29438742 and the products made therefrom, to distribute, market and sell the Industrial and Medical Textile and the products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others world wide.

2. **Product(s):** Shall mean insoles made within the **Licensed Rights**, developed on the date of this agreement or in the future.

3. **Gross Sales:** Shall mean total Dollar or other Currency value(s) of Product(s) FOB manufactured based on the **Licensed Rights**.

4. **Confidential Proprietary Information:** Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

   a.   Becomes known to the other Party prior to receipt from such first Party;

   b.   Becomes publicly known through sources other than such first Party;

   c.   Is lawfully received by such other Party from a party other than the first Party; or

   d.   Is approved for release by written authorization from such first Party.

5. **Exclusive License:** Shall mean a license, including the **License Rights**, whereby **Licensee**'s rights are sole and entire and operate to exclude all others, including **Licensor**.

6. **Know-how:** Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7. **Intellectual Property Rights:** Shall mean any and all inventions, materials, **Know-how**, trade secrets, technology, formulas, processes, ideas or other discoveries conceived or reduced to practices, whether patentable or not.

8. **Royalty (ies):** Shall mean revenues received in the form of cash and/or equity from holdings from **Licensee** as a result of licensing and using, selling, making, having made, sub-licensing or leasing of **Licensed Rights.**

ARTICLE II - Grant of exclusive license

1. **Licensor** hereby grants to **Licensee** the **Exclusive License** to the **License Rights** for the production, marketing and sells of insoles**,** including **Know-how, and Intellectual Property Rights in North America,** to the exclusion of all others including the **Licensor**.

2. **Licensor** retains no **Licensed Rights,** except as otherwise provide **in Article III**, subparagraph 1. b. in this sublicense agreement..

ARTICLE III - LICENSE PAYMENTS

1. **License Fee.** For the license herein granted:

   a.   **Licensee** agrees to pay a one-time L**icense Fee** of FIVE HUNDRED THOUSAND DOLLARS ($500,000). The one time **License Fee** shall be paid in cash or in securities of the **Licensee** on or before June 30, 2016.

   b.   **Licensee** shall pay an earned royalty of 10 percent (10%) of **Licensee**'s **Gross Sales** lof

Products to EPIC Corporation.

2.   **Sublicenses**. The **Licensee** shall have no write to sublicense the **License Rights**.

3.   **When a sale is made:** A sale of **Licensed Patent Rights** shall be regarded as being made upon payment for **Products** made using **Licensed Patent Rights**.

5.   **Payments:** All sums payable by **Licensee** hereunder shall be paid to **Licensor** in U.S. dollars.

6.   **Interest:** In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - Reports, Books and Records

1.   **Reports**. Within thirty (45) days after the end of each calendar quarter ending December 31, March 30 and June 30 and within (60) days after the end of the annual period ending September 30 during the term of this Agreement or the termination of this agreement, **Licensee** shall make a written report to **Licensor** setting forth any sub-licenses made,

2.   **Books and records**. **Licensee** shall keep books and records in such reasonable detail as will permit the reports provided for in Paragraph 1. **Licensee** further agrees to permit such books and reports to be inspected and audited by a representative or representatives of **Licensor** to the extent necessary to verify the reports provided for in paragraph 1, hereof; provided, however, that such representative or representatives shall indicate to **Licensor** only whether the reports are correct, if not, the reasons why not.

ARTICLE V – Marking

Licensee agrees to mark or have marked all **Products** sold, used or leased by it or its sub-licensees under the **Licensed Rights**, if and to the extent such markings shall be practical, with such patents pending, trade name and trade marks as shall be desirable or required by applicable laws.

ARTICLE VI - Diligence

1.   **Licensee** shall use its best efforts to bring **Products** to market through a vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2.   In the event **Licensee** decides to abandon or otherwise cease to manufacture and or market the **Products**, **Licensee** shall notify **Licensor** within thirty (30) days of the date of this decision.

ARTICLE VII - Irrevocable Judgment with Respect to Validity of Patents, Trade Marks or Trade Names

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent, trade mark or trade name under which the **License** is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable through the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application (such a judgment or decree being hereinafter referred to as an irrevocable judgment), the construction placed on any such claim by such irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such instruction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, **Licensee** shall not be relieved from making the reports hereunder under ARTICLE IV payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - Termination or Conversion to Non-Exclusive License

1. **Termination by Licensee. Option of Licensee: Licensee** may terminate the license granted by this agreement, provided **Licensee** shall not be in default hereunder and has paid the one time **License Fee** in full, by giving **Licensor** ninety (90) days notice to its intention to do so. If such notice shall be given, then upon the expiration of such ninety (90) days the termination shall become effective; but such termination shall not operate to relieve **Licensee** from its obligation to pay any amount due or to satisfy any other obligations, accrued hereunder prior to the date of such termination. In the event of termination, the **License Rights** and any and all sub-licenses shall revert to **Licensor.**

2. **Effect of termination. Termination** of this agreement shall not in any way operate to impair or destroy any of **Licensee**'s or **Licensor**'s right or remedies, either at law or in equity, or to relieve **Licensee** of any of its obligations to make **Payments** or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination, and all sub-licenses granted to sublicensee's are automatically assigned to **Licensor**. In the event of **Licensee's** default under subparagraphs e. and f. above and the company is able to continue in business the **Exclusive License** shall terminate, but **Licensee** shall have an **Non-Exclusive License** to market and sell the ACUPAD products, to the extent that they do not conflict with with rights of sublicensee's.

4. **Effect of delay, etc. Failure** or delay by **Licensor** to exercise its rights of termination hereunder by reason of any default by **Licensee** in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice **Licensor**'s right of termination for any other subsequent default by **Licensee**.

5. **Option of Licensee to convert to non-exclusive license**. **Licensee** shall have the right to convert this License to a non exclusive license subject to the same terms and conditions as for the **Exclusive License**, without right to sublicense, subject to **Payments** as required under **ARTICLE III,** Paragraphs 3, 4, and 5.

ARTICLE IX – Term

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof in perpetuity.

ARTICLE X - Litigation

1. **Initiation**. In the event that **Licensor** advises **Licensee** in writing of a substantial infringement of the Trade Mark, Trade Name or Patent included in the **Licensed Rights**, **Licensee** may, but is not obligated to, bring suit or suits through attorneys of **Licensee**'s selection with respect to such infringement.

2. **Expenses and proceeds of litigation**. Where a suit or suits have been brought by **Licensee,**

Licensee shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to the infringer shall be divided equally between **Licensor** and **Licensee** after deducting any and all expenses of such suits; provided, however, **Licensor** shall not be entitled to receive more under this provision than if the infringer had been licensed by **Licensee**.

3. **Licensor's right to sue.** If **Licensee** shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of **Licensor**'s written request to do so, **Licensor** in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by **Licensor** in or by reason of such suits shall be retained by **Licensor**; provided, however, no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI - Notices, Assignees

1. **Notices**. Notices required hereunder shall be deemed properly given if duly sent by first class mail and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes. All **Payments** are to be made by wire to the **Licensor's** designated bank and wiring instructions.

2. **Assignees, etc.** This Agreement shall be binding upon and shall inure to the benefit of the assigns of **Licensor** and **Licensee** and upon and to the benefit of their successors.

ARTICLE XII - Miscellaneous

1. **This agreement** is executed and delivered in the State of Colorado.

2. **No other understanding**. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3. **No representations** or warranties regarding the Trade Marks, Trade Names and Patents of third parties are made in this agreement. No representations or warranty is made by **Licensor** that the **Licensed Rights** to sale, market, distribute, lease or sublicense under the **Exclusive License** granted herein is or will be free of claims of infringement of rights of any other person or persons.

4. **Indemnity**. **Licensee** shall indemnify, hold harmless, and defend **Licensor** and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the **Licensed Rights**.

5. **Confidentiality**. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

6. **Disclaimer of Warranty**. **Licensed Rights** are provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR

PURPOSE OF NON-INFRINGEMENT. **Licensor** makes no representations and provides no warranty that the use of the **Licensed Rights** will not infringe any proprietary rights of third parties.

7.   That this **License** is to be interpreted in accordance with the laws of the Isle of Manand is considered to have been entered into in the city of Douglas, Isle of Mann and is subject to the courts in the Isle of Man.

In witness whereof, the parties hereto have caused this agreement to be executed by their duly authorized representatives on this 31st day of March, 2015.

Licensee: EPIC Medicor Corp

Name: *Ronald S Tucker* _____
            Ronald S Tucker, Rep

Licensor: RX Healthcare Systems, Ltd.

Leticia I. Tucker
                    Name:_____
        Leticia I. Tucker, V.P. & Director